June 23, 2009

VIA EDGAR AND FACSIMILE NUMBER (703) 813-6986

Ajay Koduri, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	JumpTV Inc.
Registration Statement on Form 10
Filed April 9, 2009
Amended on June 2, 2009 and June 5, 2009
File No. 000-53620

Dear Mr. Koduri:

JumpTV Inc. (“JumpTV”) submits this response to the June 10, 2009 comment letter (the “Comment Letter”) from the Securities and Exchange Commission (“Commission”) regarding the above-referenced filing on June 2, 2009 and June 5, 2009 of Amendments No. 1 and 2 to our Registration Statement on Form 10 (the “Registration Statement”).

Many of the Commission’s comments required a response in this letter, but not necessarily a change to the Registration Statement.  If a change was made to the Registration Statement, or if no change was made, or if we disagreed with the Commission comment, it is noted in our response with appropriate explanation or justification.  In addition, we have submitted marked copies of the amended Registration Statement to highlight the changes made in response to the Comment Letter.

This letter and the Amendment were filed by EDGAR on June 23, 2009.

We provide the following responses to the Commission’s comments.  Where the response sets forth a change that was made to the Registration Statement, new disclosure is underscored and deleted disclosure is struck through.

NeuLion, Inc.

1600 Old Country Road

Plainview, NY 11803

www.neulion.com

Registration Statement on Form 10

Item 2.  Financial Information, page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

Results of Operations, page 9

1.                                     Comment:  We note that your subscriber revenue, as disclosed at the bottom of page 12 and the top of page 13, grew organically by $1.1 million.  Please explain what were the underlying business drivers that caused this increase in revenues.

Response:  The following revisions have been made as indicated below:

(Page 27)

Subscriber revenue increased from $0.6 million for the year ended December 31, 2007 to $7.0 million for the year ended December 31, 2008.  The increase is a combination of the growth in subscribers and the effect of the Merger on October 20, 2008. The organic growth in our subscriber revenue was $4.4 million.  The organic increase was a result of $1.4 million in revenue generated from 13 new customers and $3.0 million in revenue generated from 10 existing customers.  The increase in revenue is due to the ~~cumulative~~ recurring revenue effect of adding new users, while still retaining existing users.  This ~~cumulative~~recurring revenue effect provides for increasing subscriber revenues as our customers expand their subscriber base.  The Acquired Business comprised $2.0 million of total subscriber revenue for the year.

(Page 30)

Subscriber revenue increased from $0.5 million for the three months ended March 31, 2008 to $4.0 million for the three months ended March 31, 2009.  The increase is a combination of the growth in subscribers and the effect of the Merger on October 20, 2008. The organic growth in our subscriber revenue was $1.1 million.  The organic increase was a result of $0.6 million in revenue generated from 19 new customers and $0.5 million in revenue generated from 7 existing customers.  The increase in revenue is due to the recurring revenue effect of adding new users, while still retaining existing users.  The Acquired Business comprised $2.4 million of total subscriber revenue for the period.

2.                                     Comment:  Please explain whether the percent decrease in your gross margin, as disclosed in the sixth paragraph on page 10 and in the fifth paragraph on page 13, is a trend and, if so, how you are addressing this trend.

Response:  The following revisions have been made as indicated below:

(Page 27)

~~Cost of Sales~~ Costs and Expenses

Cost of Services Revenue

Cost of ~~sales for~~ services revenue increased from $0.3 million for the year ended December 31, 2007 to $4.5 million for the year ended December 31, 2008.  This increase was a combination of the costs associated with increased revenue and the effect of the Merger on October 20, 2008.  The Acquired Business comprised $2.0 million of total cost of services revenue for the year.

~~Gross margin on services increased from $1.0 million, or 75%, for the year ended December 31, 2007 to $5.0 million, or 53%, for the year ended December 31, 2008.  The increase in gross margin of $4.0 million is attributable to increased revenue ($2.8 million) and the Acquired Business ($1.2 million).  The decrease in percentage gross margin on services revenue is a result of higher costs for bandwidth due to higher usage by subscribers and the initial costs associated with new customers.~~

Organic cost of services revenue increased from $0.3 million, or 25%, for the year ended December 31, 2007 to $2.5 million, or 37%, for the year ended December 31, 2008.  The increase was a result of increased revenue and higher costs for bandwidth due to higher usage by existing subscribers and the costs associated with new customers.  Subscriber revenue, a component of services revenue, increased as a percentage of total services revenue and has higher costs associated with it than other types of services revenue.  Management expects to maintain cost of services revenue at between 50% and 60% of services revenue, excluding the Acquired Business, based on the mix of service revenue and as economies of scale are realized.

(Page 30)

~~Cost of Sales~~ Costs and Expenses

Cost of Services Revenue

Cost of ~~sales for~~ services revenue increased from $0.3 million for the three months ended March 31, 2008 to $3.4 million for the three months ended March 31, 2009.  This increase was a combination of the costs associated with increased revenue and the effect of the Merger on October 20, 2008.  The Acquired Business comprised $2.1 million of total cost of services revenue for the period.

~~Gross margin on services revenue increased from $0.6 million or 68% for the three months ended March 31, 2008 to $2.7 million or 44% for the three months ended March 31, 2009.  The increase in gross margin of $2.1 million is attributable to increased revenue ($1.2 million) and the Acquired Business ($0.9 million).~~

Organic cost of services revenue increased from $0.3 million, or 32%, for the three months ended March 31, 2008 to $1.2 million, or 51%, for the three months ended March 31, 2009.  The increase was a result of increased revenue and higher costs for bandwidth due to higher usage by existing subscribers and the costs associated with new customers.  Subscriber revenue, a component of services revenue, increased as a percentage of total services revenue and has higher costs associated with it than other types of services revenue.  Management expects to maintain cost of services revenue at between 50% and 60% of services revenue, excluding the Acquired Business, based on the mix of service revenue and as economies of scale are realized.

3.                                     Comment:  We note that you amended your filing to only include a portion of the information required by Item 15 of Form 10.  Please amend your filing to include all of the financial statements required to be filed pursuant to such item.

Response:  The Registration Statement has been amended as noted in this letter and set forth again in its entirety, but for the Exhibits, such that Item 15 now includes all of the information required to be filed pursuant to such item.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 74

4.                                     Comment:  Please provide the disclosure required by Item 201(a)(2)(ii) of Regulation S-K regarding your common equity that could be sold pursuant to Rule 144 or advise us why you believe this disclosure is not required.

Response:  We have amended the Registration Statement to include such disclosure.

Consolidated Statements of Operations and Comprehensive Loss, page F-6

5.                                     Comment:  We refer to your response to prior comment 17 and your revised disclosures.  We note your presentation, below the line item “Total Cost of Sales, exclusive of depreciation and amortization shown separately below,” of a subtotal that represents a gross margin.  Please note that it is not appropriate to present a gross margin without allocating depreciation and amortization to cost of sales.  Please revise throughout your document.  Similarly, you should not discuss gross margins within your MD&A if you do not allocate depreciation and amortization expense to such margins.

Response:  We have grouped “Cost of Sales” within “Costs and Expenses,” such that a gross margin figure is not presented.  Additionally, we have removed any discussion regarding gross margins within our MD&A.

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition

[i] Subscriber revenue. page F-10

eCommerce revenue, page F-10

6.                                     Comment:  We note that you earn revenue from advertising impressions at a cost per thousand impressions.  We further note that such revenue is recognized based on the number of impressions displayed during the period.  Tell us if you recognize revenue only upon the achievement of a thousand impressions and any increments of a thousand thereafter or if you recognize revenue on a pro-rata basis.  For example, do you recognize revenue if you only deliver 800 impressions?  If so, tell us why you believe it is appropriate to recognize revenue on a pro-rata basis since it appears you are only paid per thousand impressions.

Response:  The Company records revenue on a pro-rata basis.  The Company has agreements with advertisers, whereby the advertiser agrees to pay the Company based on the number of impressions served.  The rates quoted in these agreements are per CPM (cost per thousand), as this is the industry standard; however, the Company is contractually entitled to be paid on the actual number of impressions served.

[ii] Equipment revenue, page F-11

7.                                     Comment:  Please revise to disclose that there is no right of return for your set top boxes.

Response:  We have amended the Registration Statement to include such disclosure.

* * *

We have also revised portions of Exhibits 10.19, 10.20, 10.22, 10.23 and 10.24 to reflect the withdrawal of our request to keep such portions confidential and refiled those Exhibits.

If you have any questions or comments, please feel free to contact Frank Lee at (212) 297-5825 or me at (516) 622-8376.  Please note that my new fax number, which should be used for all correspondence faxed to JumpTV, is (516) 622-7510.  Thank you.

Very truly yours,

/s/ Roy E. Reichbach
Roy E. Reichbach
General Counsel

cc:                                 Frank Lee, Esq.